EXHIBIT 21

List of subsidiaries of the Company

Enzo Clinical Labs, Inc., a New York Corporation

Enzo Life Sciences, Inc., a New York Corporation

Enzo Life Sciences (ELS) AG, in Lausen, Switzerland, a wholly-owned subsidiary of Enzo Life Sciences, Inc.

Enzo Therapeutics, Inc., a New York Corporation

Enzo Realty LLC, a New York Corporation